UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-52400
CUSIP NUMBER #904296100

(Check One):     [ ] Form 10-K     [ X ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q     [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended:         April 30, 2007
[   ] Transition Report on Form 10-K                     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      Unbridled Energy Corporation
Former name if applicable   _____________________________
Address of Principal Executive Office (Street and Number) 400 – 2424 4th Street SW_______________
City, State and Zip Code Calgary, Alberta, Canada   T2S 2T4

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Company’s auditor has not yet reviewed the 20-F annual report. The Company will file the annual report within 15 days.

PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

              J. Michael Scureman                                 (724)                         934-2340
                       (Name)                                          (Area Code)            (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unbridled Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 31, 2007	By: /s/ J. Michael Scureman
J. Michael Scureman Chief Financial Officer